UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2024 (Report No. 4)

Commission file number: 001-41387

SaverOne 2014 Ltd.

(Translation of registrant’s name into English)

Em Hamoshavot Rd. 94

Petah Tikvah, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

On November 17, 2024, SaverOne 2014 Ltd. (the “Company”) convened its Annual General Meeting of Shareholders (the “Meeting”) at 3:00 p.m. (Israel time) at the Company’s offices in Petah Tikva, Israel. No quorum was present at the Meeting. As previously reported by the Company, the Board of Directors of the Company determined that the Notice shall be amended to reflect that if a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to December 8, 2024 (to the same time and place). Accordingly, the Meeting was adjourned to Sunday, December 8, 2024 at 3.00 p.m. (Israel time) at the Company’s offices located at Em Hamoshavot Rd. 94, Petah Tikva, Israel.

Only shareholders and holders of American Depositary Shares at the close of business on October 17, 2024, the record date, are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof either in person or by proxy. Proxies previously submitted in respect of the Meeting will be voted at the adjourned Meeting unless properly revoked, and shareholders who have previously submitted a proxy or otherwise voted need not take any further action.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 18, 2024	SAVERONE 2014 LTD.

	By:	/s/ Ori Gilboa
	Name:	Ori Gilboa
	Title:	Chief Executive Officer

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